

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2023

Geoffrey Stuart Davis
Executive Vice President and Chief Financial Officer
Melco Resorts & Entertainment Ltd.
71 Robinson Road #04-03
Singapore 068895

   Re: Melco Resorts & Entertainment Ltd.
     Form 20-F for Fiscal Year Ended December 31, 2022
     File No. 001-33178

Dear Geoffrey Stuart Davis:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Disclosure Review Program

cc: David C. Lee